ATHENA GOLD CORPORATION

January 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	Athena Gold Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 25, 2023
SEC File No. 333-265676

Ladies and Gentlemen:

On behalf of Athena Gold Corporation (the "Company"), we are filing via EDGAR the Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”).

Changes contained in the Amendment can be summarized as follows:

1.	Item 402 disclosures have been updated throughout to reflect that the year ended December 31, 2022 is the Company’s most recently completed fiscal year.

2.	The Company recently staked 51 additional claims with the BLM which expanded the description of the mining claims comprising the Excelsior Springs Project.

3.	The Company recently completed its Phase 2 Drilling Program in the fourth quarter of 2022. Disclosure of the assay results from the Phase 2 Program have been added.

Thank you very much for your consideration.

Sincerely,

/s/ John C. Power
John C. Power President